QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 16)

GOLD RESERVE INC.
(Name of subject company (Issuer))

RUSORO MINING LTD.
(Names of Filing Persons (Offerors))

Class A Common Shares	38068N108
(Title of classes of securities)	(CUSIP number of common stock)

John H. Riley, Esq.
Gersten Savage LLP
600 Lexington Avenue
9th Floor
New York, NY 10022
(212) 752-9700
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Jonathan A. Van Horn, Esq. Dorsey & Whitney LLP Suite 1500 50 South Sixth Street Minneapolis, MN 55402 (612) 340-2600	Michael Kennedy Anfield Sujir Kennedy & Durno Barristers & Solicitors 1600 - 609 Granville Street Pacific Centre, Vancouver, B.C., V7Y 1C3 (604) 669-1322

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$67,296,528.90	$2,644.75
(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11(d) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended. The transaction valuation is equal to the product of (a) $0.30, which is the average of high and low sale prices of Gold Reserve Class A common shares as reported on the NYSE Alternext US LLC, the principal trading market for Gold Reserve Class A common shares, on December 11, 2008, and (b) the sum of (i) 74,072,185, which is the estimated number of outstanding Gold Reserve Class A common shares as of November 12, 2008 (assuming full conversion or exercise, prior to the Expiry Time of the Offer period, of all outstanding and exercisable options and convertible Gold Reserve Notes for or into Gold Reserve Class A common shares), and (ii) 701,736, which is the estimated number of Gold Reserve Equity Units outstanding as of November 12, 2008, multiplied by (c) the exchange ratio of 3 Rusoro common shares for each Gold Reserve share and Gold Reserve Equity Unit.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$2,644.75	Filing Party:	Rusoro Mining Ltd.
Form of Registration No.:	Form F-10	Date Filed:	December 15, 2008

  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third party tender offer subject to Rule 14d-1

  ☐
  issuer tender offer subject to Rule 13e-4

  ☐
  going private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 16 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed December 15, 2008 (as amended by the Amendment and previous amendments, the "Schedule TO") by Rusoro Mining Ltd., a corporation existing under the Business Corporations Act (British Columbia) ("Rusoro").

        This Schedule TO relates to the offer (the "Offer") by Rusoro to purchase all of the issued and outstanding Class A common shares (the "Gold Reserve Shares") of Gold Reserve Inc. ("Gold Reserve") and all of the issued and outstanding equity units (the "Gold Reserve Equity Units" and together with the Gold Reserve Shares, the "Gold Reserve Equity"), together with the associated rights (the "SRP Rights") issued under the Shareholder Rights Plan of Gold Reserve, and including any Gold Reserve Equity that may become issued and outstanding after the date of this Offer but prior to the expiry time of the Offer, upon the conversion, exchange or exercise of any securities of Gold Reserve (other than SRP Rights) that are convertible into or exchangeable or exercisable for Gold Reserve Equity. Each Gold Reserve Equity Unit is comprised of one Gold Reserve Class B common share and one common share of Gold Reserve Corporation, a wholly owned subsidiary of Gold Reserve, which Equity Units are convertible into Gold Reserve Shares on a one-for-one basis. Each eligible holder of Gold Reserve Equity will receive 3 Rusoro common shares for each Gold Reserve Share or Gold Reserve Equity Unit validly tendered to the Offer. The Offer is subject to the terms and conditions set forth in Rusoro's Offer to Purchase and Circular dated December 15, 2008, as amended by the Corrected Offer to Purchase and Circular, dated December 15, 2008, filed as Exhibit (a)(1)(R) to the Schedule TO (the "Offer and Circular") and related Letter of Transmittal and Notice of Guaranteed Delivery, copies of which have been filed as Exhibits (a)(1)(B) and (a)(1)(C) respectively, to the Schedule TO, as amended and supplemented by the terms of the Notice of Variation dated January 19, 2009, a copy of which has been filed as Exhibit (a)(1)(S) to the Schedule TO (the "Notice of Variation").

        As permitted by General Instruction F to Schedule TO, the information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and the Notice of Variation, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, this Schedule TO and is supplemented by the information specifically provided herein.

        Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offer and Circular, as supplemented and amended. Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Schedule TO.

Item 12.    Exhibits

        Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit	Description
(a)(5)(T)	Press Release, dated February 2, 2009 relating to Rusoro's application for an order to terminate the Gold Reserve poison pill (incorporated herein by reference to Rusoro's filing pursuant to Rule 425 filed with the Commission on February 2, 2009).

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RUSORO MINING LTD. (Registrant)
By:	/s/ ANDRE AGAPOV Andre Agapov Chief Executive Officer

Date: February 2, 2009

 Exhibit Index

Exhibit	Description
(a)(1)(A)	Offer and Circular, dated December 15, 2008.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Annual Information Form for the year ended December 31, 2007 dated December 12, 2008.*
(a)(1)(E)
Audited Consolidated Financial Statements, including the notes thereon, and together with the auditors' report, as at December 31, 2007 and 2006 and for each of the years in the two-year period ended December 31, 2007, reconciled to U.S. GAAP.*
(a)(1)(F)	Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007.*
(a)(1)(G)	Management Information Circular dated August 8, 2008 for Rusoro's 2008 Annual Meeting of Shareholders held on September 12, 2008.*
(a)(1)(H)
Unaudited Interim Consolidated Financial Statements, including the notes thereon, as at September 30, 2008 and December 31, 2007 and for the three months and the nine months ended September 30, 2008 and 2007, reconciled to U.S. GAAP.*
(a)(1)(I)	Management's Discussion and Analysis of Financial Condition and Results of Operations as at September 30, 2008 and for the three months and the nine months ended September 30, 2008.*
(a)(1)(J)
Material change report dated July 20, 2008 announcing Rusoro's partnering with the Venezuelan Government for gold mining opportunities and the completion of the acquisition of the Hecla-Venezuela assets, being the Block B —Isidora mining leases and the La Camorra mill facility in Bolivar State, Venezuela.*
(a)(1)(K)	Material change report dated July 11, 2008 announcing the grant by Rusoro of 4,160,000 incentive stock options to various directors, officers, employees and consultants.*
(a)(1)(L)	Material change report dated July 11, 2008 announcing the grant by Rusoro of an additional 12,125,000 incentive stock options to directors, officers, employees and consultants.*
(a)(1)(M)	Material change report dated June 29, 2008 announcing the closing of the second tranche of its financing to acquire certain Venezuelan assets of Hecla Mining Company.*
(a)(1)(N)
Material change report dated June 20, 2008 announcing that Peter Hambro Mining Plc. has agreed to make an investment in Rusoro and its affiliates as part of its senior securities exchangeable loan, with the remainder of the loan being funded by a syndicate.*
(a)(1)(O)	Material change report dated June 2, 2008 announcing previously unreleased drill results for all outstanding holes from 2007 and additional results from the first quarter of 2008.*
(a)(1)(P)	Material change report dated May 26, 2008 announcing the appointment of Mr. Matias Herrero as Vice President (Finance) and Gary Warnecke as interim Chief Financial Officer.*
(a)(1)(Q)	Form 51-102F4 Business Acquisition Report (amended and restated) dated February 13, 2008 in respect of the Gold Fields Netherlands Services B.V. Business Combination.*
(a)(1)(R)	Corrected Offer to Purchase and Circular dated December 15, 2008.*
(a)(1)(S)	Notice of Variation of Offer to Purchase dated January 19, 2009.*
(a)(5)(A)	Press Release, dated December 15, 2008 relating to the launch of the Offer.*

Exhibit	Description
(a)(5)(B)	Notice of Offer to Purchase all the outstanding Gold Reserve Equity of Gold Reserve Inc. by Rusoro Mining Ltd.*
(a)(5)(C)	Investor Presentation.*
(a)(5)(D)	Press Release, dated December 15, 2008 relating to the launch of the Offer.*
(a)(5)(E)	Press Release, dated December 16, 2008 relating to Rusoro's commitment to its bid for Gold Reserve.*
(a)(5)(F)	CDS Lock Box Notice.*
(a)(5)(G)	Press Release, dated December 18, 2008, relating to Rusoro's commitment to defending against Gold Reserve's claim.*
(a)(5)(H)	Press Release, dated December 19, 2008, relating to Rusoro's gold production at Choco 10.*
(a)(5)(I)	Script pertaining to Business News Network interview of George Salamis.*
(a)(5)(J)	Press Release, dated December 19, 2008, relating to Rusoro's mailing of bid documents to Gold Reserve shareholders and amended filing.*
(a)(5)(K)	Material change report dated December 23, 2008 announcing results of operations for Rusoro's Choco 10 and Isidora mines.*
(a)(5)(L)	Press Release, dated December 29, 2008 relating to Gold Reserve management's continued attempt to disenfranchise its own shareholders.*
(a)(5)(M)	Press Release, dated January 5, 2009 relating to Rusoro's response to Gold Reserve's Director's Circular and ongoing defensive tactics.*
(a)(5)(N)	Press Release, dated January 14, 2009 relating to Rusoro's record gold production, record low cash costs for Q4 2008, and receipt of a required permit for the Increible 6 mine.*
(a)(5)(O)	Press Release, dated January 19, 2009 relating to Rusoro's extension of the expiry date of the Gold Reserve takeover bid and Rusoro's comments on Gold Reserve's proposal to sue Venezuelan government.*
(a)(5)(P)	Script pertaining to Business News Network interview of James West.*
(a)(5)(Q)	Amended CDS Lock Box Notice.*
(a)(5)(R)
Material Change Report dated January 26, 2009, announcing results of operations for Rusoro's Choco 10 and Isidora mines for Q4 2008 and announcing the advancement of an environmental permit to mine at Increible 6.*
(a)(5)(S)	DTC Lock Box Notice.*
(a)(5)(T)
Press Release, dated February 2, 2009 relating to Rusoro's application for an order to terminate the Gold Reserve poison pill (incorporated herein by reference to Rusoro's filing pursuant to Rule 425 filed with the Commission on February 2, 2009).
(g)(1)	Information Agent Line Brief.*
(g)(2)	Amended Information Agent Line Brief.*

*
Previously filed.

QuickLinks

  Item 12. Exhibits
SIGNATURES
Exhibit Index